Exhibit 99.2

LUDA TECHNOLOGY GROUP LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIX MONTHS ENDED JUNE 30, 2025 COMPARED TO SIX MONTHS ENDED JUNE 30, 2024

(Stated in U.S. dollar (“$”))

Overview

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. We have established an operation history since 2004. We are headquartered in Hong Kong with manufacturing base in Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries.

For the six months ended June 30, 2025 (“1H2025”) and 2024 (“1H2024”), total revenue was approximately $17.1 million and $24.9 million, respectively. Our gross profit and net loss were approximately $1.4 million and $0.4 million, respectively, for 1H2025, as compared to our gross profit and net profit of approximately $7.0 million and $1.0 million, respectively, for 1H2024.

Our Operating Segments

We organize and report our business in two operating segments, being (i) Hong Kong Trading; and (ii) PRC Manufacturing. Hong Kong Trading mainly represents trading of flanges and fittings products sourced from suppliers. PRC Manufacturing is the largest business segment of the Company that contributes approximately 75.0% and 86.0% of the total revenue in 1H2025 and 1H2024, respectively and represents trading and manufacturing of our inhouse flanges and fittings products. We present segment information after elimination of inter-company transactions.

	For the six months ended June 30,
	2025	2024
Revenue
— Hong Kong Trading	$4,285,149	$3,486,695
— PRC Manufacturing	13,132,709	21,723,373
Elimination of internal transaction	(289,945)	(288,704)
Total Revenue	$17,127,913	$24,921,364

Cost of sales
— Hong Kong Trading	$3,385,002	$2,769,495
— PRC Manufacturing	12,571,446	15,490,940
Elimination of internal transaction	(271,408)	(360,316)
Total Cost of sales	$15,685,040	$17,900,119

Gross Profit
— Hong Kong Trading	$900,147	$717,200
— PRC Manufacturing	561,263	6,232,433
Elimination of internal transaction	(18,537)	71,612
Total Gross Profit	$1,442,873	$7,021,245

Results of Operations

Comparison of IH2025 and 1H2024

The following table sets forth the consolidated results of our operations for IH2025 and 1H2024, respectively:

	For the six months ended June 30,
	2025	2024
SALES	$17,127,913	$24,921,364
COST OF SALES	(15,685,040)	(17,900,119)
GROSS PROFIT	1,442,873	7,021,245

OPERATING EXPENSES
Selling expenses	$(869,839)	$(3,691,182)
General and administrative expenses	(1,046,452)	(1,451,205)
Research and development expenses	(461,613)	(781,171)
Total operating expenses	(2,377,904)	(5,923,558)
(Loss) income from operations	(935,031)	1,097,687

OTHER INCOME
Interest expenses	(260,379)	(266,816)
Other income, net	862,098	298,494
Total other income, net	$601,719	$31,678

(LOSS) INCOME BEFORE INCOME TAX	$(333,312)	$1,129,365
INCOME TAX PROVISION	(87,856)	(176,496)
NET (LOSS) INCOME	$(421,168)	$952,869
OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	209,451	(457,579)
Comprehensive (loss) income	$(211,717)	$495,290

Sales

Revenue decreased by approximately $7.8 million or 31.3% from approximately $24.9 million in 1H2024 to approximately $17.1 million in 1H2025, mainly because of the decrease in sales by PRC Manufacturing segment to customers. Revenue generated by PRC Manufacturing segment represented approximately 75.0% and 86.0% of the total revenue of the Company in 1H2025 and 1H2024, respectively.

Cost of Sales

Cost of sales consists primarily of cost of materials, direct labor costs and overhead costs. Our cost of sales decreased by approximately $2.2 million, or 12.4% in 1H2025 as compared with 1H2024. The decrease was mainly attributed to a reduction in cost of materials, which was in line with the decline in revenue.

Gross profit

Our total gross profit decreased by approximately $5.6 million or 79.4% from approximately $7.0 million for 1H2024 to approximately $1.4 million for 1H2025. The decrease in total gross profit was driven by the decreases in our gross profit margin. Our gross profit margin decreased from approximately 28.2% in 1H2024 to approximately 8.4% in 1H2025.

Total operating expenses

Selling expenses

Selling expenses represented approximately 5.1% and 14.8% of total sales in 1H2025 and 1H2024, respectively. Selling expenses are mainly sales commissions for bidding consultation, freight expenses and entertainment expenses. The decrease in selling expenses by approximately $2.8 million in 1H2025 was mainly attributable to decrease in sales commissions.

General and administrative expenses

General and administrative expenses are mainly management and office salaries and employee benefits, expected credit loss, depreciation of office furniture and equipment, staff salaries and bonus, transportation and entertainment, statutory audit fees, bank charges and other office expenses incurred. The decrease in general and administrative expenses by approximately $0.4 million in 1H2025 was main attributable to decrease of the allowance of expected credit loss.

Research and Development expenses

Our research and development expenses mainly comprised materials used for research and development, salaries for research employees, contract services and supplies attributable to the development of new products as well as improvements in existing processes. The decrease in research and development expenses by approximately $0.3 million in 1H2025 was mainly attributable to cost-control measures implemented in response to the decline in revenue.

Other income

Other income, net

Other income increased by approximately $0.6 million from approximately $0.3 million for the 1H2024 to approximately $0.9 million for the 1H2025, and such increase was attributable to changes in fair value of investment in equity securities.

Net Income

We recorded a net loss of approximately $0.4 million for the 1H2025, as compared to a net income of approximately $1.0 million for the 1H2024. Such decrease in net income was due to the reasons as discussed above. Net profit margin decreased from approximately 3.8% in 1H2024 to approximately -2.5% in 1H2025.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Luda’s strategic and operational plans, contain forward-looking statements. Luda may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Luda’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth; its future business development, results of operations and financial condition; changes in the availability and cost of professional staff which we require to operate our business; changes in customers’ preferences and needs; changes in competitive conditions and our ability to compete under such conditions; changes in our future capital needs and the availability of financing and capital to fund such needs; changes in currency exchange rates or interest rates; projections of revenue, earnings, capital structure and other financial items; changes in our plan to enter into certain new business sectors; and other factors beyond our control. Further information regarding these and other risks is included in Luda’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and Luda undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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